                                    -------------------------------------------
                                                    OMB APPROVAL
                                    -------------------------------------------
                                    OMB NUMBER                        3235-0287
                                    EXPIRES:                   FEBRUARY 1, 2001
                                    ESTIMATED AVERAGE BURDEN
                                    HOURS PER RESPONSE                      0.5
                                    -------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
               SECTION 30(1) OF THE INVESTMENT COMPANY ACT OF 1940

[_] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4 OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

________________________________________________________________________________
1.   NAME AND ADDRESS OF REPORTING PERSON

     CLEMENS                      PETER                 A.
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      (LAST)                     (FIRST)             (MIDDLE)

          C/O HALSEY DRUG CO. 695 N. PERRYVILLE RD. BLDG. 2
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                                 (STREET)

   ROCKFORD                           ILLINOIS              61107
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    (CITY)                             (STATE)              (ZIP)


________________________________________________________________________________
2.  ISSUER NAME AND TICKER OR TRADING SYMBOL

               HALSEY DRUG CO., INC. (HDG)
________________________________________________________________________________
3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)



________________________________________________________________________________
4.  STATEMENT FOR MONTH/YEAR

                       3/99
________________________________________________________________________________
5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)


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6.  RELATIONSHIP OF REPORTING PERSON TO ISSUER
    (CHECK ALL APPLICABLE)

    [X]  DIRECTOR                             [_]  10% OWNER
    [X]  OFFICER (GIVE TITLE BELOW)           [_]  OTHER (SPECIFY BELOW)

         VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

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          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             OWNER-
                                                                 SECURITIES ACQUIRED (A) OR      AMOUNT OF      SHIP
                                                    3.           DISPOSED OF (D)                 SECURITIES     FORM:     7.
                                                    TRANSACTION  (INSTR. 3, 4 AND 5)             BENEFICIALLY   DIRECT    NATURE OF
                                   2.               CODE         ------------------------------- OWNED AT END   (D) OR    INDIRECT
1.                                 TRANSACTION      (INSTR. 8)                   (A)             OF MONTH       INDIRECT  BENEFICIAL
TITLE OF SECURITY                  DATE             ------------     AMOUNT      OR     PRICE    (INSTR. 3      (I)       OWNERSHIP
(INSTR. 3)                       (MONTH/DAY/YEAR)    CODE     V                  (D)             AND 4)         (INSTR.4) (INSTR. 4)
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

COMMON STOCK                          10/1/98        A*                842        A*   $1.8406                    D
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COMMON STOCK                           1/1/99        A*              1,333        A*   $1.1625                    D
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                                                                                                 2,175
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
REMINDER: REPORT ON A SEPARATE LINE FOR EACH CLASS OF SECURITIES BENEFICIALLY
          OWNED DIRECTLY OR INDIRECTLY.

* SEE FOOTNOTE (2) TO TABLE II

                                                                          (OVER)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
                                                                                                                    10.
                                                                                                          9.        OWNER-
                                                                                                          NUMBER    SHIP
                                                                                                          OF        FORM
                    2.                                                                                    DERIV-    OF
                    CONVER-                    5.                              7.                         ATIVE     DERIV-   11.
                    SION                       NUMBER OF                       TITLE AND AMOUNT           SECUR-    ATIVE    NATURE
                    OR                         DERIVATIVE    6.                OF UNDERLYING     8.       ITIES     SECUR-   OF
                    EXER-             4.       SECURITIES    DATE              SECURITIES        PRICE    BENE-     ITY:     IN-
                    CISE     3.       TRANS-   ACQUIRED (A)  EXERCISABLE AND   (INSTR. 3 AND 4)  OF       FICIALLY  DIRECT   DIRECT
                    PRICE    TRANS-   ACTION   OR DISPOSED   EXPIRATION DATE   ----------------  DERIV-   OWNED     (D) OR   BENE-
1.                  OF       ACTION   CODE     OF (D)        (MONTH/DAY/YEAR)            AMOUNT  ATIVE    AT END    IN-      FICIAL
TITLE OF            DERIV-   DATE     (INSTR.  (INSTR. 3,    ----------------            OR      SECUR-   OF        DIRECT   OWNER-
DERIVATIVE          ATIVE    (MONTH/  8)       4 AND 5)      DATE     EXPIRA-            NUMBER  ITY      MONTH     (I)      SHIP
SECURITY            SECUR-   DAY/     ------   ------------  EXER-    TION               OF      (INSTR.  (INSTR.   (INSTR.  (INSTR.
(INSTR. 3)          ITY      YEAR)    CODE V    (A)   (D)    CISABLE  DATE     TITLE     SHARES  5)       4)        4)       4)
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
   5%
CONVERTIBLE
  SENIOR
  SECURED                                                                      COMMON
DEBENTURES         $1.404   3/10/98    A         (1)         3/10/98  3/15/03   STOCK    71,225           71,225     D
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                                                                               COMMON
 WARRANTS          $1.404   3/10/98    A         (1)         3/10/98  3/15/05   STOCK    10,101           10,101     D
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                                                                               COMMON
 WARRANTS          $2.279   3/10/98    A         (1)         3/10/98  3/15/05   STOCK    10,101           10,101     D
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     5%
CONVERTIBLE
  SENIOR
  SECURED                                                                      COMMON
DEBENTURES         $1.404   6/12/98    A4        (2)         6/12/98  3/15/03   STOCK    17,121           17,121     D
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                                                                               COMMON
 WARRANTS          $1.404   6/12/98    A4        (2)         6/12/98  3/15/05   STOCK     2,428            2,428     D
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                                                                               COMMON
 WARRANTS          $2.279   6/12/98    A4        (2)         6/12/98  3/15/05   STOCK     2,428            2,428     D
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   NON-
QUALIFIED
  STOCK                                                                        COMMON
 OPTIONS           $2.375   2/19/98    A4                      (3)    2/19/08   STOCK    300.000          300.000    D
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
EXPLANATION OF RESPONSES:

(1) PURCHASED IN CONNECTION WITH A PRIVATE OFFERING ON MARCH 10, 1998 CONSISTING OF A CONVERTIBLE DEBENTURE CONVERTIBLE AT ANY TIME AND STOCK PURCHASE WARRANTS (10,101 SHARES OF WHICH ARE PRESENTLY EXERCISABLE AT $1.404 PER SHARE AND 10,101 SHARES OF WHICH ARE PRESENTLY EXERCISABLE AT $2.279 PER SHARE).

(2) ACQUIRED PURSUANT TO AN OPTION EXERCISE IN JUNE 1998, CONSISTING OF: (i) A CONVERTIBLE DEBENTURE, CONVERTIBLE AT ANY TIME; (ii) WARRANTS TO PURCHASE SHARES OF COMMON STOCK (2,428 SHARES OF WHICH ARE PRESENTLY EXERCISABLE AT $1.404 PER SHARE AND 2,428 SHARES OF WHICH ARE PRESENTLY EXERCISABLE AT $2.279 PER SHARE); AND (iii) CERTAIN INTEREST PAYMENTS PAYABLE QUARTERLY WHICH ARE PAID IN THE FORM OF SHARES OF COMMON STOCK OF THE ISSUER (SEE TABLE I).

(3) OPTIONS VEST QUARTERLY, WITH 25,000 OPTIONS VESTING EVERY QUARTER EFFECTIVE MAY 1, 1998.

/s/ Peter A. Clemens                                         APRIL 7, 1999
---------------------------------------------            -----------------------
        SIGNATURE OF REPORTING PERSON                             DATE


INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.